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                                EXHIBIT 1 TO THE
                                  FORM 40-F of
                         PRECISION DRILLING CORPORATION
                               Dated May 15, 2003



                               Consent of KPMG LLP








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                  CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS



The Board of Directors
Precision Drilling Corporation

We consent to the use of our audit report (the "Audit Report") dated February 11, 2003 except for Note 20 which is at March 6, 2003 on the consolidated balance sheets of Precision Drilling Corporation as at December 31, 2002 and 2001, and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three year period ended December 31, 2002 included in this annual report on Form 40-F. We also consent to the incorporation by reference of the Audit Report in the Registration Statement (form S-8 No. 333-14284) pertaining to the Precision Drilling Corporation 2003 Stock Option Plan.





/s/ KPMG
---------------------
Chartered Accountants

Calgary, Canada
May15, 2003






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      COMMENTS BY AUDITOR FOR US READERS ON CANADA-US REPORTING DIFFERENCES


In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's financial statements, such as the change described in Note 2(a) to the financial statements. Our report to the shareholders dated February 11, 2003, except for Note 20 which is at March 6, 2003, incorporated by reference herein, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.





/s/ KPMG
---------------------
Chartered Accountants

Calgary, Canada
February 11, 2003 except for Note 20 which is at March 6, 2003



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